SECOND AMENDMENT TO THIRD AMENDED AND RESTATED

TRANSFER AGENCY AND SERVICE AGREEMENT

This Second Amendment (“Amendment”) dated June 1, 2023 is made to the Third Amended and Restated Transfer Agency and Service Agreement dated May 31, 2020 (the “Agreement”) between RUSSELL INVESTMENT COMPANY, a Massachusetts business trust (the “Trust”) and RUSSELL INVESTMENTS FUND SERVICES, LLC, a Washington limited liability company (the “Transfer Agent”).

WHEREAS, the Trust and the Transfer Agent desire to restate Schedule 2.1 to the Agreement to reflect the classes of shares of the Trust in existence as of the date hereof by removing closed share classes.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.	Schedule 2.1 to the Agreement is hereby amended and restated in its entirety as set forth on Schedule 2.1 attached hereto.

2.	Except as expressly amended by this Amendment, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first written above.

RUSSELL INVESTMENT COMPANY		RUSSELL INVESTMENTS FUND SERVICES, LLC

By:	/s/Vernon Barback	By:	/s/Kari Seabrands
Name:	Vernon Barback	Name:	Kari Seabrands
Title:	President and Chief Executive Officer	Title:	President

SCHEDULE 2.1

Dated June 1, 2023

FEES

As consideration for the Transfer Agent’s services, the Transfer Agent shall receive from each series of the Fund an annual transfer agent and service fee of the following annual percentages of the average daily net assets of each series during the month.

Share Class	Transfer Agency Fee
Classes A, C, M, S, R1, R4 and R5	0.20%
Class R6	0.05%
Class Y	0.0044%